EXHIBIT 99.9

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Annual Report on Form 40-F of Exeter Resource Corporation of our audit report dated March 19, 2007 relating to the consolidated balance sheets of Exeter Resource Corporation as at December 31, 2006 and December 31, 2005 and the consolidated statements of operations, cash flows, shareholders’ equity and deferred exploration costs for each of the years in the three year period ended December 31, 2006.

/s/ MacKay LLP

MacKay LLP

Chartered Accountants

Vancouver, British Columbia

March 31, 2008